Exhibit 99.11

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[LOGO]

[GRAPHIC]

Vodacom Group Proprietary Limited

For the year ended March 31, 2004

June 7, 2004

[GRAPHIC]

Content	[LOGO]

Alan Knott-Craig	[GRAPHIC]
Group Chief Executive Officer

Operational highlights

Leon Crouse	[GRAPHIC]
Group Finance Director

Financial review

[LOGO]

[GRAPHIC]

Operational highlights

Alan Knott-Craig

Group Chief Executive Officer

[GRAPHIC]

Group highlights	[LOGO]

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
Total customers	Revenue	EBITDA

11.2 million	R23.5 billion	R7.8 billion

29.7%	18.7%	15.9%

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
Net profit	Customers per employee	Capex as a % of revenue

R3.0 billion	2,433	12.3%

36.9%	23.9%	4.9%pts

•                       Launch of Vodacom Mozambique

•                       Operational structure streamlined

Consistent delivery on strategy

Revenue growth

•                  Market penetration

•                  Vodafone alliance

•                  The continuous introduction of new high-utility services

•                  Look4me, Call Sponsor

•                  High speed mobile data

•                  New markets

Margin management

•                  Leveraging our economies of scale

•                  Control of customers

•                  Optimising efficiencies

•                  Synergy between operations

Strategy underpinned by:

Market leadership	Strong management

New products and services

• Top Up contract/prepaid hybrid	[GRAPHIC]	[GRAPHIC]

• Office Anywhere	[GRAPHIC]

• Look4me	[GRAPHIC]

• Look4it	[GRAPHIC]

• Yebo5 prepaid voucher

• Call Sponsor

• Corporate GPRS APN access

BEE – an economic imperative in South Africa

•                  Equity - HCI transaction

•                  Purchased for R91 million, sold for R1.5 billion

•                  Employment equity

•                  79% of workforce in SA from designated groups

•                  Procurement

•                  60% of total commercial spend with BEE companies

•                  Enterprise development

•                  Community services phones

•                  Skills development

•                  SETA involvement

•                  Yebo bursary scheme

•                  Advanced Executive development program

•                  Vodacom Foundation

•                  ICT Charter engagement

South Africa – impressive market growth

[CHART]

South Africa – market share 54%

Population 42.7 million, penetration 41.2%

	2003	2004	% change

• Total customers	7.9 million	9.7 million	23.5%

• Revenue	R18,544 million	R21,981 million	18.5%

• EBITDA	R6,423 million	R7,536 million	17.3%

• ARPU	R183	R177	3.3%

• Customers per employee	2,017	2,527	25.3%

• Capex	R2,482 million	R1,654 million	33.3%

• Capex as a % of revenue	13.4%	7.5%	5.9	%pts

•                       Pressures unchanged

Strong SA operational indicators

•                  Gross connections up 43.0% to a new high of 5.0 million

•                  Customers up 23.5% to 9.7 million

•                  Total traffic increased by 17.3% to 12.3 billion minutes

•                  Number of SMSs up 33.3% to 2.0 billion

Vodacom SA customers

[CHART]

Vodacom SA gross connections

[CHART]

Higher SA ARPUs, stable contract churn

•                  Contract churn at all-time low of 10.1%

•                  Prepaid churn increased to 41.3%

•                  Prepaid ARPU stable

•                  Increased contract ARPU

•                  Overall ARPU declined because of higher prepaid mix

SA churn history

[CHART]

Vodacom SA ARPU

[CHART]

Potential for further growth in South Africa

•                  Potential for further growth

•                  Data focus

•                  SA market estimated at 25 to 30 million

•                  Vodacom is strategically placed for continued dominance

•                  Lowest-cost operator

•                  Extensive distribution

•                  Market share defense

•                  Key market and focus

•                  Other indicators supporting our market share

•                  Revenue share

•                  Traffic share

South African market share

[CHART]

Tanzania – market share 57%

Population 35.9 million, penetration 3.3%

	2003	2004	% change

• Total customers	447,000	684,000	53.0%

• Revenue	R880 million	R867 million	1.5%

• EBITDA	R334 million	R278 million	16.8%

• ARPU	R216	R128	40.7%

• Customers per employee	1,997	2,165	8.4%

• Capital expenditure	R323 million	R351 million	8.7%

• Capex as a % of revenue	36.7%	40.5%	3.8	%pts

•                       Competitive market

DRC – market share 47%

Population 56.6 million, penetration 2.3%

(100% of Vodacom Congo)	2003		2004	% change

• Total customers	248,000		670,000	170.2%

• Revenue	R508 million		R933 million	83.7%

• EBITDA	(R96 million	)	R190 million

• ARPU	R200		R150	25.0%

• Customers per employee	1,215		2,006	65.1%

• Capital expenditure	R1,011 million		R775 million	23.3%

• Capex as a % of revenue	199.2%		83.0%	116.2	%pts

Note: Vodacom Group proportionally consolidates only 51% of Vodacom Congo

•                       Market position entrenched

Lesotho – market share 80%

Population 1.8 million, penetration 5.1%

	2003	2004	% change

• Total customers	78,000	80,000	2.6%

• Revenue	R96 million	R119 million	24.0%

• EBITDA	R26 million	R27 million	3.8%

• ARPU	R104	R125	20.2%

• Customers per employee	1,047	1,176	12.3%

• Capital expenditure	R72 million	R7 million	90.3%

• Capex as a % of revenue	75.0%	5.9%	69.1	%pts

•                       Operation has stabilised

Mozambique – market share 11%

Population 17.5 million, penetration 2.6%

	2004

• Total customers	58,000

• Revenue	R13 million

• EBITDA	(R71 million	)

• ARPU	R110

• Customers per employee	1,349

• Capital expenditure	R478 million

• Faster roll-out

Slowing SA capex, increasing other African operations capex

Capex composition – 2003

Capex R3,399 million

[CHART]

Capex composition – 2004

Capex R2,891 million

[CHART]

[LOGO]

[GRAPHIC]

Financial review

Leon Crouse

Group Finance Director

[GRAPHIC]

Group results	[LOGO]

R million	2002	2003	2004	% change 04/03

Revenue	16,151	19,779	23,478	18.7

Operating expenses excluding depreciation and amortization	(10,460)	(13,075)	(15,711)	20.2

EBITDA	5,691	6,704	7,767	15.9

Depreciation and amortization	(2,070)	(2,374)	(2,533)	6.7

Profit from operations	3,621	4,330	5,234	20.9

Net finance costs	(28)	(804)	(451)	(43.9)

Profit before tax	3,593	3,526	4,783	35.6

Taxation and minorities	(1,220)	(1,311)	(1,751)	33.6

Net profit	2,373	2,215	3,032	36.9

IAS 39 adjustment	352	(486)	(277)	(43.0)

Group revenue analysis

By country

R million	2002	2003	2004	% change 04/03

South Africa	15,410	18,544	21,981	18.5

Tanzania	657	880	867	(1.5)

DRC (51%)	14	259	476	83.8

Mozambique	—	—	13	—

Lesotho	70	96	119	24.0

Holding companies	—	—	22	—

Vodacom Group	16,151	19,779	23,478	18.7

Other African operation’s contribution: 6.4% (2003: 6.2%)

By revenue type

Revenue analysis – 2003

R19,779 million

[CHART]

Revenue analysis – 2004

R23,478 million

[CHART]

Data revenue growth

By country

[CHART]

Group EBITDA analysis

By country

R million	2002	2003	2004	% change 04/03

South Africa	5,567	6,423	7,536	17.3

Tanzania	231	334	278	(16.8)

DRC (51%)	(12)	(49)	97	—

Mozambique	—	—	(71)	—

Lesotho	31	26	27	3.8

Holding companies	(126)	(30)	(100)	(233.3)

Vodacom Group	5,691	6,704	7,767	15.9

EBITDA margin (%)	35.2	33.9	33.1	(0.8	) pts

EBITDA growth and margin pressure

[CHART]

Group operating expenses

By expense type

Operating expense analysis 2003

R15,449 million

[CHART]

Operating expense analysis 2004

R18,244 million

[CHART]

Group profit from operations analysis

R million	2002	2003	2004	% change 04/03

South Africa	3,627	4,476	5,466	22.1

Tanzania	134	187	141	(24.6)

DRC (51%)	(20)	(117)	9	—

Mozambique	—	—	(88)	—

Lesotho	12	4	1	(75.0)

Holding companies	(132)	(220)	(295)	(34.1)

Vodacom Group	3,621	4,330	5,234	20.9

Profit from operations margin (%)	22.4	21.9	22.3	0.4	pts

Factors affecting the trends

•                  Currency influence

•                  Current capex cheaper in Rand

•                  Depreciation of US$ historical capex lower

•                  Translated US$ revenue lower

•                  Rand-based and local currency expenses higher

•                  Adjusted profit after tax shows the real trend and excludes IAS 39 adjustments

•                  Effect of currency revaluation

•                  Effect of FEC book revaluation

Adjusted and statutory profit after tax

[CHART]

Rand/US Dollar	2002	2003	2004

Closing rate	11.44	7.97	6.31

Average rate	11.42	9.81	7.17

•                  Change in traffic mix in SA negatively affected operating profit

•                  Fluctuating, low margin equipment sales affect revenue and margins

•                  More competition demanded higher direct costs and incentives

Equipment sales

[CHART]

SA net interconnect revenue

[CHART]

Improved efficiencies

Customers per employee per country

[CHART]

Capex as % of revenue

[CHART]

Strong cash generation

Operating cash flow

[CHART]

Free cash flow

[CHART]

Net debt maturity profile

Rand million	2005	2006	2007	2008	2009	>2010	Total 2004	2003

SA finance leases	29	51	79	114	192	421	886	885

Vodacom Tanzania	66	85	110	87	78	—	426	592

Vodacom Congo (51%)	745	—	—	—	—	—	745	692

Vodacom Lesotho	4	—	—	—	—	—	4	4

SA shareholder loans	—	—	—	—	—	—	—	920

Debt excluding bank overdrafts	844	136	189	201	270	421	2,061	3,093

Less: net bank and cash balances							(1,598)	(648)

Net debt							463	2,445

Net debt including all off-balance sheet debt							1,383	2,764

Debt composition

Gross debt composition
including bank overdrafts

R2,833 million

[CHART]

Gross debt composition including
bank overdrafts and
off-balance sheet commitments

R3,752 million

[CHART]

•                       Positive cash balances R2,370 million

Shareholder distributions

•                  Repaid R920 million in shareholder loans

•                  Paid interim dividend of R600 million

•                  Declared final dividend of R1.5 billion

•                  Dividend expected to be increased because of not entering Nigeria

Dividends and interest on shareholder loans

[CHART]

[LOGO]

[GRAPHIC]

Questions?

[GRAPHIC]

Disclaimer	[LOGO]

•                  This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

•                  Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act of 61 of 1973, as amended, to publish its results.

•                  Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

•                  The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

•                  Without in anyway derogating from the generality of the foregoing, it should be noted that:

•                  Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in our expectations.

•                  Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.

Group income statements

extracts for the years ended March 31

R million	2002	2003	2004	% change 04/03

Revenue	16,151	19,779	23,478	18.7

Operating expenses excluding depreciation and amortization	(10,460)	(13,075)	(15,711)	20.2

EBITDA	5,691	6,704	7,767	15.9

Depreciation and amortization	(2,070)	(2,374)	(2,533)	6.7

Profit from operations	3,621	4,330	5,234	20.9

Net finance costs	(28)	(804)	(451)	(43.9)

Profit before tax	3,593	3,526	4,783	35.6

Taxation and minorities	(1,220)	(1,311)	(1,751)	33.6

Net profit	2,373	2,215	3,032	36.9

Group balance sheets

extracts as at March 31

R million	2002	2003	2004	% change 04/03

ASSETS
Non-current assets	11,429	12,276	13,194	7.5

Current assets	4,145	4,690	6,904	47.2

Total assets	15,574	16,966	20,098	18.5

EQUITY AND LIABILITIES
Capital and reserves	5,464	6,837	7,603	11.2

Minority interest	11	88	93	5.7

Non-current liabilities	1,894	2,882	2,569	(10.9)

Current liabilities	8,205	7,159	9,833	37.4

Total equity and liabilities	15,574	16,966	20,098	18.5

Group cash flow statements

extracts for the years ended March 31

R million	2002	2003	2004	% change 04/03

Cash receipts from customers	15,583	19,349	22,798	17.8

Cash generated from operations	6,188	6,721	7,597	13.0

Net cash flows from operating activities	3,815	4,342	4,790	10.3

Net cash flows utilized in investing activities	(4,543)	(3,243)	(3,000)	(7.5)

Net cash flows (utilized in)/from financing activities	570	517	(798)	—

Net increase/(decrease) in cash and cash equivalents	(158)	1,616	992	(38.6)

Cash and cash equivalents at the beginning of the year	(796)	(858)	647	—

Effect of foreign exchange rate changes	96	(111)	(41)	(63.1)

Cash and cash equivalents at the end of the year	(858)	647	1,598	147.0